EXHIBIT 35.1

ANNUAL SERVICER COMPLIANCE STATEMENT OF THE SERVICER
FOR THE YEAR ENDED OCTOBER 31, 2020

The undersigned, a duly authorized officer of The Bank of Nova Scotia, as Servicer and Cash Manager under the Servicing Agreement and Cash Management Agreement, respectively, do hereby certify that:

1.
A review of the activities of the Servicer and Cash Manager during the period from November 1, 2019 through October 31, 2020, and of its performance under the Servicing Agreement and Cash Management Agreement was conducted under my supervision.

2.
To the best of my knowledge, based on such review, the Servicer and Cash Manager have fulfilled all of their obligations under the Servicing Agreement and Cash Management Agreement, respectively, in all material respects throughout such period.

IN WITNESS WHEREOF, the undersigned have duly executed this Certificate on behalf of the Servicer this 29th day of January, 2021.

By:	/s/ Tom McGuire
Tom McGuire
Executive Vice-President and Group Treasurer